Exhibit 99.1
[Unofficial Translation]

May 23, 2019
To
The Board of Directors of Can-Fite BioPharma Ltd.
Can-Fite BioPharma Ltd.
10 Bareket Street
Petah-Tikva 49170

Via fax: 03-9249378
And via email:  info@canfite.co.il
pnina@canfite.co.il
motti@canfite.co.il

Re: A demand to summon a General Meeting of Can-Fite BioPharma Ltd.
(the "Company")

1.
On behalf of our client, Capital Point Ltd (“Capital”), company number 512950320, we hereby inform you that Capital purchased 323,961 American Depositary Shares of the Company, representing 9.75% of the issued and paid-up share capital of the Company and of the voting rights therein. This amount, exceeding 5%, entitles my client the right to demand the convening of  a general meeting of the Company’s shareholders, in accordance with the provisions of section 63(b)(2) of the Companies Law.

A confirmation of ownership proving my client’s ownership of the shares is attached hereby.

2.
Therefore, in accordance with the provisions of the Company’s articles of association and the Companies Law, you are requested to summon immediately, and no later than June 13, 2019, the General Meeting of the Company, the agenda of which is as follows:

A.
Termination of the term of office of all the current members of the Board of Directors of the Company (Dr. Ilan Cohn, Prof. Pnina Fishman, Mr. Guy Regev and Dr. Avraham Sartani), excluding the external directors of the Company;

B.	Appointment of those listed below as directors in lieu of the directors specified in section A above, with some of them being classified as independent directors, as detailed below:
Dr. Shuki Gleitman; Yossi Tamar; Shay Itzhak Lior; Gil Musbi- independent director; Yaron Dor- independent director;

3.
Declarations of eligibility of the candidates to serve as directors listed above, including the personal information required by the Companies Regulations (Notice and Advertisement of General Meeting and Class Meeting of Public Companies and Addition of Agendas), 2000, are attached hereto. Additional documents, including the resume of the candidates to serve as directors and the signed D&O questionnaires, will be sent to you in the coming days.

4.
If and insofar as the board of directors or any other entity requests that additional matters be included in the agenda of the meeting, it is required to do so by adding separate resolutions that may be voted upon or against, and should not be included in the resolutions contained in this letter.

5.
In so far as you do not act in accordance with the contents of this letter and in accordance with the law and publish a summons to the General Meeting within 21 days from the date of this letter as required therein (in accordance with Section 63(c) of the Companies Law), my client maintains all its rights and claims, including the possibility of acting under section 64 and/or section 65 of the Companies Law, by convening a general meeting by the shareholders themselves and/or application to court. All expenses incurred in such proceedings, if required, will be borne by to you.

6.
Capital intends to participate in any capital raising that you intend to do in the Company of any kind. Therefore, you are requested to inform Capital in advance of any such raising and to enable Capital, insofar as you intend to raise capital, to provide the necessary financing to the Company.

Very truly yours,

/s/ Perry Wildes
Perry Wildes, Adv.